Delisting Determination, The Nasdaq Stock Market, LLC,
March 6, 2020, CPI Card Group Inc. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of CPI Card Group
Inc., (the Company), effective at the opening of the trading session on March 16, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staff determination on November 21, 2019. The Company appealed the determination to a Hearing Panel on November 29, 2019. On January 15,
2020, the company infomed of its decision to withdraw its appeal before a decision was rendered by the Panel. The
Listing Council did not call the matter for review. The
Staff determination to delist the Company became final on March 2, 2020.